Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim, Germany

November 8, 2024

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affimed N.V.

Registration Statement on Form F-3

Filed November 4, 2024

CIK No. 0001608390

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Affimed N.V., a Dutch public company with limited liability (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-282978 to 4:30 P.M., Eastern Time, on November 8, 2024.

Please contact Sophia Hudson, at (212) 446 4750, or Kyle Unice, at (212) 390 4402, of Kirkland & Ellis LLP, special counsel to the Company as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely,

/s/ Shawn Leland
Shawn Leland

Chief Executive Officer